NEWS RELEASE

Endeavour Acquires Nine Silver Properties From Industrias Penoles, F
orms Strategic Alliance for Further Acquisitions in Mexico

June 29, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces that it has acquired nine silver mining properties in the Guanacevi district, Durango, Mexico from Industrias Penoles SA de CV (“Penoles”), one of the largest industrial groups in Mexico.

Six of the properties (the “Santa Cruz” properties), totaling 290 hectares and covering over 3 km of strike length on the Santa Cruz vein, form part of the producing Santa Cruz silver mine in which Endeavour already owns a 51% interest in the exploitation lease and holds the option to acquire the remaining 49% interest.

This transaction effectively allows Endeavour’s wholly owned Mexican subsidiary, Minera Plata Adelante SA de CV (“Adelante”), to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Penoles’ wholly owned Mexican subsidiary, Minera Capela SA de CV (“Capela”). Adelante will be required to send all mineral production from these properties to the Penoles smelter in Torreon, Mexico for smelting and refining. Capela will retain a 3% net proceeds royalty on future production after deduction of all milling, processing, shipping and smelting costs, including taxes and penalties if any.

Three of the properties (the “San Marcos” properties), totaling 19 hectares, cover approximately 2 km of strike length on the San Marcos vein, another principal vein located in the Guanacevi district. These three properties were developed by adits and have a history of small scale, high grade silver mining to shallow depths, but they have never been explored by modern methods below the adit levels.

There are no known silver resources on the San Marcos properties but given their mining history, location and the lack of exploration below the water table, they are considered very prospective. Endeavour plans to conduct an exploration program of surface and underground mapping, sampling and drilling commencing in Q3, 2005.

Including this acquisition from Penoles, the land package now controlled by Endeavour in the Guanacevi district totals 475 hectares (1174 acres).

Endeavour also announces the formation of a strategic alliance with Penoles to acquire additional mining properties in Mexico. Penoles has agreed to provide Endeavour with access to information on its entire portfolio of mineral concessions throughout Mexico.

On each additional Penoles property Endeavour wishes to acquire, a purchase price will be negotiated, payable in Endeavour common shares. If Endeavour acquires additional properties from third parties introduced by Penoles, Endeavour will pay Penoles a 5% fee on the cash purchase price, also payable in Endeavour common shares. If Penoles acquires property from a third party introduced by Endeavour, Penoles will pay Endeavour a 5% fee on the cash purchase price.

In compensation for the nine mining properties, certain mining equipment located thereon, and the formation of the strategic alliance, Endeavour will issue 1,000,000 units to Penoles within 30 days, each unit consisting of one common share and one warrant to purchase an additional common share at CA $2.10 within one year, or CA $2.30 within two years. The agreement is subject to Endeavour filing with, and receiving approval from, the TSX Venture Exchange within 30 days.

Godfrey Walton, President of Endeavour stated, “Our agreement with Penoles not only represents an important first step in consolidating Endeavour’s landholdings in the Guanacevi district, it makes them a strategic shareholder willing to help us build our silver mining property portfolio throughout Mexico. We look forward to doing more business with Penoles in the near future.”

Endeavour Silver Corp. (EDR : TSX-V) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange does not accept responsibility for either the adequacy or accuracy of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.